February 27, 2020

Joshua Disbrow
Chief Executive Officer
Aytu Biosciences, Inc.
373 Inverness Parkway, Suite 206
Englewood, Colorado 80112

       Re: Aytu Bioscience, Inc.
           Registration Statement on Form S-3
           Filed February 24, 2020
           File No. 333-236599

Dear Mr. Disbrow:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Courtney Lindsay at (202) 551-7237 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences